UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)
NOVELL, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Shares of common stock, Par Value $0.10 Per Share
(Title of Class of Securities)

670006105
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Joseph A. LaSala, Jr.
Senior Vice President, General Counsel and Secretary
Novell, Inc.
404 Wyman Street, Suite 500
Waltham, MA 02451
(781) 464-8000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copy to:

Linda L. Griggs, Esq. Morgan, Lewis, & Bockius LLP 1111 Pennsylvania Avenue, NW Washington, DC 20004 (202) 739-3000	Zaitun Poonja, Esq. Jill Mather Bartow, Esq. Morgan, Lewis, & Bockius LLP Two Palo Alto Square Palo Alto, California 94306 (650) 843-4000
CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$6,957,188.00	$213.59***
*	The “transaction valuation” set forth above is based on the Black-Scholes option valuation model and assumes that all outstanding options eligible for tender covering an aggregate of 1,948,829 shares of common stock of Novell, Inc. will be amended pursuant to this offer, which may not occur.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 5 for fiscal year 2007, equals $30.70 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

***	Previously paid.
☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☑

Introductory Statement
     This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Novell, Inc. (“Novell”) with the Securities and Exchange Commission (the “SEC”) on July 3, 2007, is the final amendment relating to the offer to amend or replace certain outstanding options. The purpose of Amendment No. 1 is to report the results of the Offer to Amend or Replace Eligible Options (the “Offer”).
ITEM 4. TERMS OF THE TRANSACTION
Item 4(a) of the Schedule TO is hereby amended and supplemented to add the following:
     The Offer expired at 11:59 p.m. Eastern Time on August 3, 2007. Pursuant to the Offer, Novell has amended outstanding Eligible Options covering approximately 680,808 shares of Novell common stock to increase the exercise price of each such option to the lower of (i) the Fair Market Value per share of Novell common stock on the revised measurement date determined for that option for financial accounting purposes or (ii) $6.85, the Fair Market Value per share of such common stock on the August 3, 2007 expiration date. In addition, the participants whose Eligible Options have been so amended are now eligible for special cash bonuses in the aggregate amount of up to approximately $46,511.25 to compensate them for the higher exercise prices per share in effect for their amended options. The “Fair Market Value” per share of Novell’s common stock on any date means the closing selling price per share of such common stock on the last market trading day prior to that date.
     In addition, Novell canceled tendered Eligible Options covering approximately 1,258,178 shares of Novell common stock because the adjusted exercise price for those options would have been the same or lower than the exercise price in effect for those options prior to the amendment. In replacement of each such canceled option, Novell immediately granted a New Option that is exactly the same as the canceled option, including the same exercise price per share, vesting schedule and expiration date, but with a new grant date of August 3, 2007.
SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Schedule TO is true, complete and correct.

NOVELL, INC.

By:	/s/ Joseph A. LaSala, Jr.
Joseph A. LaSala, Jr.
Senior Vice President, General Counsel and Secretary

Date:	August 7, 2007